                                        Rule 424(b)(3)
                                    Registration No. 333-08113

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 1, 1996, Prospectus
Supplement dated September 5, 1996 and
Prospectus Supplement dated March 17, 1997)






                [AIRGAS LOGO]




                   3,458,065 Shares of Common Stock

     On April 16, 1997, the Board of Directors of Airgas declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of Airgas Common Stock to stockholders of record at the close of business on April 29, 1997. Each Right entitles the registered holder to purchase from Airgas one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Series B Preferred Stock") (or in certain circumstances, cash, property, or other securities of Airgas), at a purchase price of $100.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of April 1, 1997, between Airgas and The Bank of New York, N.A., as Rights Agent (the "Rights Agent").

     Initially, the Rights will not be exercisable and will be evidenced by the certificates representing shares of Airgas Common Stock then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and become exercisable upon the earlier of (i) ten calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% (or 20% in the case of Peter McCausland or certain of his affiliates) or more of the outstanding shares of Airgas Common Stock (the "Stock Acquisition Date") or
(ii) ten business days (or a later date as is determined by the Board of Directors, or if there has been an Adverse Change of Control (as defined below), by a majority of the continuing directors after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% (or 20%, as the case may be) or more of such outstanding shares of Airgas Common Stock. The Rights will expire at the close of business on April 1, 2007, unless earlier redeemed or exchanged by Airgas as described below.

     In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Airgas Common Stock (or in certain circumstances, cash property or other securities of Airgas) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of such an event or any other Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     After the Stock Acquisition Date, in the event that (i) Airgas consolidates or merges with any other person, and Airgas is not the surviving corporation, (ii) any person engages in a share exchange, consolidation or merger with Airgas where the outstanding shares of Airgas Common Stock are exchanged for securities, cash or property of the person and Airgas is the surviving corporation or (iii) 50% or more of the Airgas' assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of Airgas Common Stock or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustment from time to time to prevent dilution in the event of certain changes in the shares of Airgas Common Stock.

In general, Airgas may redeem the Rights at a price of $.001 per Right (subject to adjustment), at any time before the close of business on the tenth calendar day following the Stock Acquisition Date. However, if the authorization to redeem the Rights occurs on or after the date of a change in a majority of the Board of Directors as a result of a proxy or consent solicitation and a person who was a participant in such solicitation has stated that such person has taken or intends to take or become an Acquiring Person or cause a Triggering Event (the existence of these circumstances being an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the "continuing directors." Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

     After a person becomes an Acquiring Person (but before such Acquiring Person owns 50% or more of Airgas' outstanding Airgas Common Stock), the Board of Directors may exchange the then outstanding and exercisable Rights (other than those owned by an Acquiring Person), for shares of Airgas Common Stock.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Airgas without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights help ensure that the Airgas' stockholders receive fair and equal treatment in the event of any proposed takeover of Airgas. The execution of the Rights Agreement by Airgas is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of Airgas' stockholders.

     On August 1, 1988, the Airgas Board of Directors adopted a preferred share purchase rights plan (the "1988 Plan") that entitled Airgas stockholders to purchase from Airgas a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Shares, or a combination of securities and assets of equivalent value, at a purchase price of $65.00 per Unit, subject to adjustment. The 1988 Plan will expire in August 1998. In view of, among other things, the impending expiration of the 1988 Plan, the Board adopted the new plan. Pending its expiration in 1998, the Board amended the 1988 Plan to provide that it will not take effect if the new plan is triggered.


                     ________________________

     The date of this Prospectus Supplement is May 23, 1997.